

January 12, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 811-22894/333-191476
        Form Type: 8-A12B
        Filing Date: January 12, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long ONDS Daily ETF, Tradr 2X Long USAR Daily ETF, Tradr 2X Long CRML Daily ETF and Tradr 2X Long PATH Daily ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications